UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

BioLight, Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     June 10, 2021

Physical Address of Issuer:

3943 Stevensville River Road, Apt. B., Stevensville, MT 59870, United States

Website of Issuer:

https://www.biolight.shop

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

September 26, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$25,000	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$25,000	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(5,621)	N/A

* Since the Company's inception on June 10, 2021. Pursuant to an Intellectual Property Assignment Agreement, dated March 1, 2022, the Company acquired all of the assets and intellectual property of BioLight, LLC, the predecessor to the Company's business. Both BioLight, LLC and the Company are owned by Michael Belkowski, the Chief Executive Officer and 100% shareholder of the Company. For supplemental information purposes, summary financial statements of BioLight, LLC for 2021, 2020 and 2019 are included in Exhibit A.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2022

BIOLIGHT, INC.



Up to $1,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

BioLight, Inc. ("**Biolight,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 26, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,000,000	$60,000	$940,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.biolight.shop

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/BioLight

The date of this Form C is May 16, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

<center>**SUMMARY**</center>

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

BioLight, Inc. offers red-light therapy products and services. The Company was formed as a Delaware corporation on June 10, 2021. Pursuant to an Intellectual Property Assignment Agreement, dated March 1, 2022, the Company acquired all of the assets and intellectual property of BioLight, LLC, a Montana limited liability company formed on March 23, 2019, the predecessor to the Company's business. Both BioLight, LLC and the Company are owned by Michael Belkowski, the Chief Executive Officer and 100% shareholder of the Company. BioLight, LLC is intended to be dissolved in 2022.

The Company is located at 3943 Stevensville River Rd, Apt B, Stevensville, MT 59870 United States.

The Company's website is https://www.biolight.shop.

The Company is headquartered and qualified to conduct business in Montana. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/BioLight (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$100,000 +,
Offering Deadline	September 26, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis or be able to meet our expansion goals. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in

introducing new products and services in response to industry trends or developments, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

In particular, we are dependent on Mike Belkowski, our Chief Executive Officer and Founder. The Company does not have an employment agreement with Mr. Belkowski and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mr. Belkowski, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce and implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends, or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we faced competition from other internet retailers, and may continue to face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as

greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to

offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even

after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain

rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company offers red light therapy products and services. Red light therapy is an innovative technique that utilizes specific red and near-infrared wavelengths from the light spectrum to promote health, wellness and longevity. These amazing benefits are achieved through modulation of inflammation in your body and by reversing and mitigating countless health conditions as a result of boosting the effectiveness of your mitochondria. Prior to March 1, 2022, the Company's products and services were offered through BioLight, LLC.

Business Plan

The Company plans to significantly expand its business by increasing inventory, investing in research and product development, expanding marketing efforts by updating the Company website and content creation, focusing on intellectual property, and hiring and growing its team. The Company is already profitable and these plans will allow us to further grow our business. The capital we raise here will empower us to increase our inventory to address order backlogs, expand product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Guardian	Mouthpiece red light therapy LED device to specifically target the oral cavity. Patent-pending technology.	Direct-to-consumer & direct-to-business; health, wellness and longevity sectors; biohackers; beauty; athletes; biological dentists; orthodontists
Shine	Handheld red light therapy LED device. Incorporates red & near-infrared light.	Direct-to-consumer; health, wellness and longevity sectors; biohackers; beauty; athletes
ReCharge+	Tabletop red light therapy LED panel. Incorporates red & near-infrared light. Patent-pending Dual LED technology.	Direct-to-consumer; health, wellness and longevity sectors; biohackers; beauty; athletes
ReStore+	Smaller full-body red light therapy LED panel; incorporates red and near-infrared light. Patent-pending Dual LED technology.	Direct-to-consumer; health, wellness and longevity sectors; biohackers; beauty; athletes
ReJuvenate	Larger full-body red light therapy LED panel; incorporates red and near-infrared light.	Direct-to-consumer; health, wellness and longevity sectors; biohackers; beauty; athletes
Longevv Revivv Creme	Anti-aging, red light therapy creme	Direct-to-consumer; health, wellness and longevity sectors; biohackers; beauty; athletes

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our key competitors are (i) Joovv, a light therapy company; and (ii) PlatinumLED, a grow and LED light company.

Customer Base

The Company sells its products primarily in the direct-to-consumer market. Its customers are predominantly 80-90% female between the ages of 25 and 55.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,148,686*	"BioLight"	Standard Character Mark	June 3, 2019	Sept. 8, 2020	USA
63/218,699*	ORAL GUARD FOR LIGHT THERAPY	Provisional Patent Application	July 6, 2021	Pending	USA
63/218,709*	LIGHT PANELS WITH DUAL LIGHT EMITTING DIODES	Provisional Patent Application	July 6, 2021	Pending	USA

*On March 1, 2022, the Company entered into an Intellectual Property Assignment Agreement with BioLight, LLC to acquire the intellectual property of such entity, which included the above trademarks. The Company is in the process of changing the registration of the trademark and patents with the United States Patent and Trademark Office to reflect the Company as the owner of the trademark and patents.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the www.biolight.shop, www.biolight.co and www.longevv.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$60,000
Research & Product Development and IP Acquisition (1)	29%	$7,250	29%	$290,000
Marketing (2)	15%	$3,750	15%	$150,000
Inventory (3)	35%	$8,750	35%	$350,000
Hiring (4)	15%	$3,750	15%	$150,000
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in research and product development. Additionally, we may use a portion of the proceeds to acquire intellectual property.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to update our website and for content creation for targeted marketing efforts and app development.

(3) These proceeds will be used to increase the Company's inventory. The Company's products are consistently on backorder due to high demand. These proceeds will allow the Company to have sufficient product stock to meet demand.

(4) These proceeds will be used to build out the Company's infrastructure. We expect to hire additional employees to assist with administrative and operational functions.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Belkowski	CEO, Founder and Director	CEO and Founder of BioLight, 2019 – Present Responsible for sales, operations, and general CEO responsibilities Founder, owner, physical therapist at ProActive Health	University of Montana, Doctorate of Physical Therapy, 2016; University of Montana, B.S., Exercise Science, 2012; Certified Integrative in Dry Needling; Certified Mulligan Practitioner; Certified Strength and Conditioning Specialist.

Biographical Information

<u>Michael Belkowski</u>: Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatment techniques, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing the highest-quality and safest devices. Even more importantly, Dr. Belkowski is educating the masses on the countless wellness benefits of red light therapy and how to properly utilize this healing technology to achieve effective, real results. Now more than ever, people are taking health into their own hands and searching for effective holistic tools and treatments options. Based on the 10,000+ peer-reviewed research articles, Dr. Belkowski fervently believes red light therapy is a MUST for anyone looking to optimize their health and longevity.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees. The team consists of independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,00 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the BioLight, Inc. 2022 Equity Incentive Plan for which 1,000,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,000,000 shares of Common Stock will be issued and outstanding. Additionally, the Company has no issued and outstanding awards under the BioLight, Inc. 2022 Equity Incentive Plan and has 1,000,000 shares available for issuance thereunder.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.69%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000 or a Discount Rate of 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.31%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Flexibility Capital Future Receivables Sale and Purchase Agreement*
Amount Outstanding	$58,000
Payment Schedule	The Company shall pay 10% of all future sales receipts until the Amount Outstanding is paid off
Description of Collateral	Secured
Maturity Date	Terminates upon full payment

*This agreement is with BioLight, LLC and is in the process of being formally transferred to the Company.

Type	Paypal Working Capital Loan
Amount Outstanding	$48,981
Payment Schedule	The Company shall pay 30% of all future sales receipts processed by Paypal until the Amount Outstanding is paid off. Additionally, the Company must pay a minimum of $8,041 every 90 days.
Description of Collateral	Secured
Maturity Date	Terminates upon full payment

*This agreement is with BioLight, LLC and is in the process of being formally transferred to the Company.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Michael Belkowski	6,000,000 shares of Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

BioLight, Inc. (the "**Company**") was incorporated on June 10, 2021 under the laws of the State of Delaware, and is headquartered in Stevensville, MT. Pursuant to an Intellectual Property Assignment Agreement, dated March 1, 2022, the Company acquired all of the assets and intellectual property of BioLight, LLC, a Montana limited liability company formed on March 23, 2019, the predecessor to the Company's business. Both BioLight, LLC and the Company are owned by Michael Belkowski, the Chief Executive Officer and 100% shareholder of the Company. BioLight, LLC is intended to be dissolved in 2022.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 30, 2022, the Company had an aggregate of $20,647 in cash and cash equivalents. The Company produces positive cash flow on a monthly basis and has at least 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$60	6,000,000	N/A	June 11, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$25,000	1	General Working Capital	November 9, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) In November 2021, the Company loaned $25,000 to BioLight, LLC, an entity owned 100% by the Chief Executive Officer of the Company, Michael Belkowski. Such loan was not formally documented, provides for no interest and has no maturity date. It is intended that the loan will be repaid by BioLight, LLC by June 30, 2022.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 26, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $550,000 by offering to sell up to $550,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering was opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $9,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of

the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Michael Belkowski
_____
(Signature)

Michael Belkowski
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Belkowski
_____
(Signature)

Michael Belkowski
_____
(Name)

Director
_____
(Title)

May 16, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



BIOLIGHT, INC.

Financial Statements

As of December 31, 2021

BIOLIGHT, INC.

DECEMBER 31, 2021

CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholder of
BioLight, Inc.

We have reviewed the accompanying financial statements of BioLight, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the period from June 10, 2021 ("Inception") to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BioLight, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BARTON CPA

Houston, Texas
April 5, 2022

BIOLIGHT, INC
BALANCE SHEET
AS OF DECEMBER 31, 2021

<u>ASSETS</u>

<u>Current assets</u>		
Due from related party	$	25,000
Total current assets		25,000
Total assets	$	25,000

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

<u>Current liabilities</u>		
Accounts payable	$	-
Total current liabilites		-
<u>Non-current liabilities</u>		
Future equity obligation - SAFE		25,000
Total non-current liabilities		25,000
Commitments and contingencies		
<u>Stockholder's Deficit</u>		
Common stock, par value $0.00001, 10,000,000 authorized, none issued and oustanding		-
Additional paid-in capital		5,621
Accumulated deficit		(5,621)
Total stockholder's equity		-
Total liabilities and stockholder's equity	$	25,000

See independent accountants' review report and accompanying notes to unaudited financial statements.

BIOLIGHT, INC
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED DECEMBER 31, 2021

Revenues	$	-
Operating expenses		
General and administrative expenses		5,621
Total operating expenses		5,621
Net loss	$	(5,621)

See independent accountants' review report and accompanying notes to unaudited financial statements.

BIOLIGHT, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2021

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
	Shares	Amount			
Balance at June 10, 2021 (Inception)	-	$ -	$ -	$ -	$ -
Contributed capital	-	-	5,621	-	5,621
Net loss	-	-	-	(5,621)	(5,621)
Balance at December 31, 2021	-	$ -	$ 5,621	$ (5,621)	$ -

See independent accountants' review report and accompanying notes to unaudited financial statements.

4

BIOLIGHT, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2021

Cash flows from operating activities		
Net loss	$	(5,621)
Net cash used by operating activities		(5,621)
Cash flows from financing activities		
Proceeds from contributed capital		5,621
Net cash provided by financing activities		5,621
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental cash flow information		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See independent accountants' review report and accompanying notes to unaudited financial statements.

NOTE 1:   Nature of operations

Nature of the business

BioLight, Inc. (the "Company"), was incorporated in the State of Delaware on June 10, 2021 ("Inception"). The Company is a health & wellness e-commerce business providing red/near-infrared light therapy (RLT) panel products. Red Light Therapy is an innovative technique that utilizes specific red and near-infrared wavelengths from the light spectrum to promote health, wellness, and longevity.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has not begun operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company's operations through contributions or advances from related parties, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2:   Summary of significant accounting policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements are as follows:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

The Company will recognize revenues from services provided related to the Company's technology. In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

NOTE 2:   Summary of significant accounting policies (continued)

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include a Simple Agreement for Future Equity ("SAFE").

The SAFE is considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2021, the fair value of this instrument is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFE and the fact that market circumstances have not changed materially since the instrument was originated. Accordingly, there has been no change in valuation during the period presented.

The SAFE has been classified as a long-term liability. (See Note 4.) The Company has accounted for its SAFE investment as liability derivative under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFE occurs, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2021, the fair value of the SAFE is equal to its face amount that is the amount of initial investment, as evidenced by the SAFE amount being transacted in an arm's length transaction with an unrelated party.

NOTE 2:   Summary of significant accounting policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Simple agreement for future equity ("SAFE")

As of December 31, 2021, the Company has raised $25,000 via the issuance of a SAFE.

Under the SAFE, the funds contributed by the investor will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to either:

a.   the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; or
b.   the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

NOTE 4:   Simple agreements for future equity ("SAFE") (continued)

The SAFE has a discount rate of 85% and a Valuation Cap of $10,000,000. While the SAFE remains outstanding, the SAFE holder will have the option of receiving their cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If the Company dissolves or ceases operations, the SAFE holder, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid, unless the SAFE holder notifies the Company that they elect to receive shares of Common Stock purchased with their SAFE investment amount. Cash payments to the SAFE investor in this situation would hold a preferential position to payments to holders of Common Stock.

NOTE 5:   Stockholder's equity

Common stock

The Company is authorized to issue 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2021, no shares have been issued.

Effective March 1, 2022, the Company entered into an agreement with a related party to sell 6,000,000 shares of the Company's common stock at a purchase price of $0.00001 per share for a total price of $60. As part of the agreement the related party will also assign certain intellectual property and other property and equipment to the Company.

Voting

The common stock has one vote for share held.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Equity incentive plan

In March 2022, the Company adopted the 2022 Equity Incentive Plan ("2022 Plan"), which provides for the grant of equity incentive shares to employees, officers, directors, consultants, agents, advisors and independent contractors. The number of shares authorized by the 2022 Plan was 1,000,000 shares. Equity incentive shares may be awarded to participants in the sole discretion of the Board of Directors. As of the date of this report, no common shares under this plan have been awarded/issued.

NOTE 5:   <u>Stockholder's equity</u> (continued)

<u>Equity incentive plan</u> (continued)

Unless specified otherwise, 25% of the equity inventive shares shall vest one year after the grant, and the remaining tranches shall vest over the next three years. Equity incentive shares shall immediately vest upon a terminating capital transaction. Equity incentive shares shall participate in all distributions of net proceeds from a terminating capital transaction based on their pro-rata ownership of the Company's dilutive securities outstanding. Holders of equity incentive shares are not entitled to share in any other distributions made by the Company to its members.

NOTE 6:   <u>Related party transactions</u>

The Company has a balance due from a related party in the amount of $25,000 as of December 31, 2021. The amount is due from an entity owned by the owner of the Company.

NOTE 7:   <u>Subsequent events</u>

See Note 5 for discussion of subsequent events.

The Company has evaluated all events that have occurred after the balance sheet date through April 5, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

BIOLIGHT, LLC

Financial Statements For The Years Ended December 31, 2021 & 2020 & 2019

TABLE OF CONTENTS

BIOLIGHT, LLC
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 & 2020 & 2019

	2021	2020	2019
Revenue			
Sales (net)	$1,044,787	$367,304	$19,503
Total Revenue	1,044,787	367,304	19,503
Cost of Sales	(355,200)	(126,460)	(3,903)
Gross Profit	689,587	240,844	15,600
Operating Expense			
Advertising & Marketing Expense	73,918	17,666	10,337
Bank & Merchant Fees	15,955	4,556	296
General Office & Admin	115,747	13,581	6,038
Shipping Expense	55,704	21,057	3,728
Outside Labor	89,638	-	-
Professional Fees	48,537	-	3,450
Total Operating Expenses	399,498	56,861	23,849
Net Income From Operations	290,089	183,983	(8,249)
Other Income (Expense)			
Misc. Income	176	34	-
Deprecation Expense	(8,976)	-	-
Total Other Income (Expense)	(8,800)	34	-
Net Income Before Provision for Income Tax	281,289	184,017	(8,249)
Provision for Income Taxes	-	-	-
Net Income (Loss)	$ 281,289	$184,017	$ (8,249)

BIOLIGHT, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2021 & 2020 & 2019

	12/31/21	12/31/20	12/31/19
ASSETS			
CURRENT ASSETS			
Cash and Cash Equivalents	$ 18,678	$ 6,192	$ 9,917
Inventory	16,621	33,500	25,766
TOTAL CURRENT ASSETS	35,299	39,692	35,683
NON-CURRENT ASSETS			
Fixed Assets - Property, Plant, & Equipment (net)	62,800	62,800	-
Less: Accumulated Deprecation	(8,976)	-	-
TOTAL NON-CURRENT ASSETS	53,824	62,800	-
TOTAL ASSETS	89,123	102,492	35,683
LIABILITIES AND OWNER'S EQUITY			
CURRENT LIABILITIES			
Company Credit Card	9,017	-	-
TOTAL CURRENT LIABILITIES	9,017	-	-
NON-CURRENT LIABILITIES			
TOTAL NON-CURRENT LIABILITIES	-	-	-
TOTAL LIABILITIES	9,017	-	-
OWNER'S EQUITY			
Retained Earnings (Deficit)	(201,183)	(81,525)	43,932
Net Income (Loss)	281,289	184,017	(8,249)
TOTAL SHAREHOLDERS' EQUITY	80,106	102,492	35,683
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 89,123	$102,492	$35,683

BIOLIGHT, LLC
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 & 2020 & 2019

	2021	2020	2019
OPERATING ACTIVITIES			
Net Income	$281,289	$184,017	$(8,249)
Non-Cash Adjustments			
Changes in Inventory	16,879	(7,734)	(25,766)
Changes in Company Credit Card	9,017	-	-
Increase in Accumulated Deprecation	8,976	-	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	316,161	176,283	(34,015)
INVESTING ACTIVITIES			
Fixed Assets - Property, Plant, & Equipment	-	(62,800)	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	(62,800)	-
FINANCING ACTIVITIES			
Owner's Contribution (net)	(303,675)	(117,207)	43,931
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(303,675)	(117,207)	43,931
NET INCREASE (DECREASE) IN CASH	12,486	(3,724)	9,917
CASH AT BEGINNING OF PERIOD	6,192	9,917	-
CASH AT END OF PERIOD	$ 18,678	$ 6,192	$ 9,917

BIOLIGHT, LLC
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2021 & 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ -	$ -	$ -
Net Income for the period ending December 31, 2019	-	(8,249)	(8,249)
Equity Contributions (Distributions)	-	43,931	43,931
Balance, December 31, 2019	$ -	$ 35,683	$ 35,683

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019	$ 35,683	$ -	$ 35,683
Net Income for the period ending December 31, 2020	-	184,017	184,017
Equity Contributions (Distributions)	-	(117,207)	(117,207)
Balance, December 31, 2020	$ 35,683	$ 66,810	$ 102,492

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2020	$ 102,492	$ -	$ 102,492
Net Income for the period ending December 31, 2021	-	281,289	281,289
Equity Contributions (Distributions)	-	(303,675)	(303,675)
Balance, December 31, 2021	$ 102,492	$ (22,386)	$ 80,106

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

BIOLIGHT, LLC (the "Company") is a health & wellness e-commerce business providing red/near-infrared light therapy (RLT) panel products. Red Light Therapy is an innovative technique that utilizes specific red and near-infrared wavelengths from the light spectrum to promote health, wellness, and longevity.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2021 & 2020 & 2019 no impairment loss has been recognized for long-lived assets.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2021 & 2020 & 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are recognized upon shipment of a sale.

Income Taxes

The Company , with the consent of its shareholders, has elected to be an S-Corporation (for tax purposes). In lieu of corporate income taxes, the shareholder(s) of an S-Corporation is taxed based on its proportionate share of The Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Cost of Sales

Cost of sales consists primarily of The Company's costs of products purchased that were subsequently sold to customers.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021 & 2020 & 2019, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	BioLight
Logo	
Headline	Recharging the human battery with the power of red light therapy
Slides	
Tags	Household Goods, Companies, Coming Soon, B2B, Profitable, Bootstrapped, Supplements, B2C, Consumer Goods & Retail

**Pitch
text**

Summary

- $1.3B+ light therapy market, w/ red light therapy showing most growth

- Red & NIR light = countless research-backed health & anti-aging benefits

- Leading-edge, patent-pending red light therapy devices & education

- $1.1M+ revenue in 2021, $445K+ thru April '22

- 100% organic marketing — ZERO paid ads

- 105K+ social media followers, 39K+ podcast downloads in its first year

Problem

80% of all modern diseases are tied to dysfunctional mitochondria

Modern life consists of people spending most of their waking hours indoors & surrounded by non-native, fake light (ie, fluorescent lights & blue-lit technology), which means our cells, specifically our **mitochondria**, are being perpetually deprived of nutrients normally derived from full-spectrum sunlight.



- Proper light exposure = robust, healthy mitochondria
- Inadequate light exposure = dysfunctional mitochondria

The world's leading mitochondrial researcher, Dr. Doug Wallace, has spent four decades researching mitochondria & proclaims that 80% of all modern diseases can be tied to mitochondrial dysfunction. Dr. Wallace also asserts that **aging itself is due to mitochondrial dysfunction**.

Solution

Mitochondrial health can be optimized w/ red light therapy

Red light therapy is an innovative technique that utilizes specific red and near-infrared (NIR) wavelengths from the light spectrum to **promote health, wellness & longevity**. These amazing benefits are achieved through *modulation of inflammation* in your body, *improving circulation* and *boosting energy levels* as a result of enhancing **the functioning of your mitochondria**.





Research-backed Benefits of Red Light Therapy

- Anti-inflammatory
- Anxiety, stress & depression
- Athletic performance
- Bone & joint health
- Brain & cognitive health
- Fat loss
- Hair health
- Heart health
- Immune system

- Oral health
- Pain
- Pet health
- Skin health
- Sleep
- Thyroid health
- Women's health
- Wound healing
- And MORE!!



Why Now?

People are becoming

more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives.

The number of people

looking to proactively optimize their health has **skyrocketed** due to COVID-19 and will only continue to increase as the education barrier decreases.

Product

Innovative, patent-pending red light therapy technology



In July '21, we released a ground-breaking RLT product to the market: the Guardian. The Guardian is the first red light therapy device of its kind, with **patent-pending technology** that implements <u>dual LEDs,</u> both red & near-infrared, in your mouth. Red light therapy can help you **maintain optimal oral hygiene** by modulating inflammation, improving circulation, and boosting the health and function of the mitochondria.







In August '21, we released our newest models of panels, which integrate patent-pending Dual LED technology. With dual LEDs, that means every single LED can be <u>both</u> red or NIR light. In comparison, all other panels on the market utilize LEDs that can produce red <u>or</u> NIR light — not both.

Dual LED Technology



Red   NIR   Red + NIR

Every LED can be red or NIR light!



Dual LED Technology - Every LED can produce red or NIR light!

With dual LEDs, you can be certain to have maximal coverage of the area you are treating versus sporadic light exposure from the various light patterns other panels have. Also, now that you have twice as many LEDs producing light (for all red or all NIR light settings), treatment sessions will be more efficient because your body will be absorbing more light energy at a given time.

Traction

Organic growth has led to $445K+ in 2022

The metrics shown here have been achieved with 100% organic marketing. We've been able to achieve our quick results via: word-of-mouth, superior internal marketing skills, a strong affiliate system, and being a clear leader in a rapidly-growing space.

In 2020, our revenue was $344K+. We scaled that to $1.1M+ in 2021 and $445K+ through April 2022.

YOY Gross Sales Growth, 2021 vs. 2022



YOY Total Orders Growth, 2020 vs. 2021



We have the **#1 red light therapy podcast** in the world, *The Red Light Report*, which has already cumulated **37K+ downloads** since its inception *only 1 year ago* in March 2021. There has been zero marketing of this podcast; again, all organic growth. This is yet another metric that demonstrates significant increasing interest and demand for red light therapy.

Downloads of Podcast By Month:



Growth of BioLight ⟶   **Projected Growth** of BioLight ⟶

<u>2020</u>	<u>2021</u>	<u>2022</u>
• Gross Sales: **$344k**	• Gross Sales (thru July): **$523k**	• Gross Sales: **$7.5 million**
• 0 Patents	• Projected EOY: **$1.5 million**	• 25 Patents
• 2 strategic partnerships	• 2 Patents	• 50 Strategic partnerships w/ businesses
• 0 podcast downloads	• 10 patents by EOY	• 100,00 podcast downloads
• 1 new red light therapy product	• 15 Strategic partnerships w/ businesses	• 8 new red light therapy products
	• 8,000 podcast downloads	• Mobile application
	• Projected EOY: 30,000	• Q4 series A round
	• 4 new red light therapy products	
	• 4 new employees	

Customers

Clients include Sandra Kaufmann, Tim Shea, Camille Hyde and Lauren Davis

Red light therapy is an amazing health & wellness tool for humans across the life spectrum – especially for children dealing with endless immune issues and inflammatory conditions. Red light therapy can help mitigate and improve those conditions. We've established **strong brand partnerships with notable influencers** and are building a **strong social media presence** with users of our products.

Some BioLight Influencers



aimeesong
Message
10,009 posts 5.8m followers 1,046 following
Aimee Song
Entrepreneur
[Ah-Mee] rhymes with Mommy 송아미
New York Times Bestselling Author
Forbes 30 Under 30

brittneypalmer
Message
5,348 posts 1.2m followers 1,303 following
Brittney Palmer
Artist
Contemporary Artist @brittneypalmerart
@ufc Octagon Girl, Model, Host, Designer,
PR inquiries kristen@tribebuildermedia.com
linktr.ee/OfficialBrittneypalmer

clarecrawley
Message
1,004 posts 1m followers 787 following
Clare Crawley
Bachelorette 16
Co- owner @defactosalon
Soil + Sun loving health enthusiast

mwestmore
Message
1,375 posts 751k followers 1,099 following
McKenzie Westmore
Actor
Actress:Passions/Star Trek..
Host:Face Off
Beauty/Lifestyle/touch of Fitness Carrying family legacy w/@WestmoreBeauty
Vote WestmoreBeauty

chitoveraufc
Message
3,815 posts 549k followers 582 following
Marlon Chito Vera
Fighting is life

chrysti_ane
Message
860 posts 421k followers 419 following
CHRYSTI ANE
Arts & Entertainment
Mommy, Health, lifestyle, & a little badassery

Testimonials

"After an exhaustive review of the photobiomodulation research, I have gained a tremendous amount of respect and appreciation for this very complex science. Personally, I have been using the BioLight for several months to treat both my face and several sports injuries, and I can report fantastic results. I believe that BioLight therapy should be a mandatory adjunct to anyone's longevity and health protocols."

Sandra Kaufmann, MD
Author of "The Kaufmann Protocol"



Testimonials

"BioLight has become an incredible asset in my training regimen. It helps relieve my sore muscles and reduce inflammation after a tough day on the court. I find it has improved my recovery immensely!"

Lauren Davis
WTA Professional Tennis Player



Testimonials

"My BioLight is my new favorite wellness product! It keeps my complexion healthy and vibrant -- my skin has never been so healthy. I am so excited to experience the rest of the benefits that will occur from long-term use. I recommend that everyone try BioLight out and see for yourself!"



Camille Hyde
Actress

Testimonials

"I was recommended BioLight red light therapy to treat my recent elbow tendonitis and muscle sprain. I have to admit that I was a little skeptical as to how this machine could really help. I used the light on my injury 1x/day for three weeks. After about a week, I noticed some improvement. At this point, I started to believe it could really help. With daily use, my pain subsided and after three weeks there was major improvement. I have had similar injuries before -- I am a rock climber, climbing 3x/week and have been in pain and somewhat sidelined from similar injuries for as long as 5 - 6 months. I was surprised at how effective the BioLight device was. And it was super easy to use; seven-minute sessions, you can just sit and watch your favorite program. I am super happy with the results!"



Tim Shea
Athlete

Business Model

Moving into B2B and organization sales

BioLight currently accumulates revenue through 100% **direct sales** of red light therapy devices via **D2C.** Moving forward, we will make tactical, pragmatic efforts into **B2B** (medical spas, wellness clinics, sports performance) & **organization sales** (corporate, professional sports teams, etc.).

We have intentionally not engaged in any B2B sales or major partnerships due to the fact that we are fighting to keep up with our current demand. Increased funding will allow us to have a significant inventory, allowing us to pursue these new revenue generators.

Business Model



D2C Sales
Selling panels directly to consumers through our website

B2B Sales
Selling panels to medical practices, wellness clinics, med spas, etc..

Strategic Partnerships
Partnering with professional and collegiate sports teams to deliver the best red light panels to their players for peak performance and recovery

Our products range in price from $189 to $3.4K+.



Our Lineup

Guardian
$189

Shine
$369

Recharge+
$689

Restore+
$1,299

Rejuvenate
$3,399

Market

Alternative health & self-care

People are becoming more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives. The **light therapy market size was recently valued at $1B+ in 2020** and is expected to **grow at a CAGR of 5.1% until 2027**.

Due to providing cutting-edge technology and establishing itself as a definitive leader in the red light therapy space, BioLight, along with founder + CEO Dr. Mike Belkowski, have been featured in countless press articles and podcast interviews.

Competition

Best value on the market

BioLight devices are engineered with the **most efficacious spectra of red & NIR light** (based on the highest-quality scientific research), **possess higher light power compared to the rest of the market** for superior light penetration depth, and have the **lowest EMF emissions & light-flicker on the market for unparalleled safety**. We currently have our competition beat in these sectors and we plan to continue adding to this list as more research emerges that justifies the superiority of our lights.



Best		BioLight	Joovv	MITO RED LIGHT	PLATINUM LED
BioLight	Light Irradiance	>150 mW/cm2	>100 mW/cm2	>125 mW/cm2	>124 mW/cm2
BioLight	EMF Emission	0.0 μT @ 4*	Not Listed	Not Listed	0.0 μT @ 4*
BioLight	Light Flicker	1 Hz	Not Listed	Not Listed	Not Listed
Everyone but Joovv	Warranty	3 Years	2 Years	3 Years	3 Years
BioLight	Customer Service	++	- -	+	-
Platinum LED	Price	$$	$$$$	$$	$
BioLight	Value	A+	D	C+	B

*lowest EMF based on available emission data from other company websites

Vision

Becoming the go-to for red light products

At BioLight, we believe everyone deserves the right to a life of optimal health, free of mitochondrial dysfunction. We envision a world where anyone can access the red & near-infrared light that their mitochondria are craving. We plan to accomplish this by boosting consumer awareness about their potential malillumination, scaling our production to meet current demand, and introducing new red light products onto the market.

Investors

Raising funds to support customer demand

BioLight has been **bootstrapped** prior to this round of funding. We are **raising $1M** to support meeting consumer demand, invest in marketing campaigns, and continue researching the effectiveness of red light therapy for a number of critical medical conditions.

Why We're Raising

Reason 1

We've got a bit of a dilemma here.. We've generated so much demand for our products (all without investing a dime in paid ads) that we are struggling to keep up inventory-wise. Everything is already on backorder, but if we continue doing business for 2-4 more months without a capital injection, business must come to a standstill for 6-8 weeks while we play catch-up ☹

Reason 2

With that being said, we also believe it's time for us to spread more awareness of all the amazing benefits of red light therapy, which could be achieved through (finally) investing in some paid growth campaigns.

Reason 3

BioLight has already distinguished itself by creating *the most robust, comprehensive* educational content on the market for red light therapy. More capital means more research being done and more content being created! Power to the people

Founders

Dr. Michael Belkowski, Founder & CEO



Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatments, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing high-quality, safe devices. Equally important, his main mission is to educate the masses on the countless wellness benefits of red light therapy and how anyone can properly utilize this healing technology to achieve effective, real results.

Team



	Dr. Mike Belkowski	Founder & CEO
	Nate Peterman	CMO
	Daniel Kiani	Head of Growth
	Dinesh Melwani	Strategy & Mentor
	Ankit Aggarwal	Strategy & Mentor
	Shawn Wells	Product Developer & Advisor
	David Horinek	Product Developer

Perks

$150	Beginner's bundle: BioLight sticker & Red Light Therapy Treatment Protocols eBook
$250	50% off Guardian device Beginner's bundle
$500	Guardian device Beginner's bundle

$1,000	Shine device Beginner's bundle
$2,500	Guardian & Shine devices Early Bird Access to new BioLight products Beginner's bundle
$5,000	Guardian & Shine devices One-time 15% coupon code Early Bird Access Beginner's bundle
$10,000	Guardian & Shine devices 15% discount code for 6 months Premium Bundle: BioLight Yeti cup, BioLight sticker & Red Light Therapy Treatment Protocols eBook Early Bird Access
$25,000	Guardian, Shine & ReCharge+ devices One-time 20% discount code & Lifetime 5% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$75,000	Guardian, Shine & ReCharge+, ReStore+ devices One-time 25% discount code & Lifetime 10% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$150,000	Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 30% discount code & Lifetime 15% discount code Invited to attend BioLight committee meeting on semi-annual basis One ticket to exclusive Fireside Chat event Early Bird Access Premium bundle

$300,000	Two of each: Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 50% discount code & Lifetime 20% discount code Invited to attend BioLight committee meeting on quarterly basis Two tickets to exclusive Fireside Chat event, that will include high-profile biohackers and other health, wellness & longevity experts (along with other high-profile individuals) Early Bird Access Premium bundle

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Do you have to wear eye protection? Is the light safe for pets?

Yes, we recommend wearing eye protection; all of our panels come with protective goggles.

Not only is RLT safe for pets, but they will also benefit from red and NIR light and will likely receive a healthy, therapeutic dose. Pets have mitochondria too! Many times, cats and dogs will park themselves in front of their owner's panels and take naps — they seem to innately know that the light is beneficial for them.

What is the recommendation length of daily use for mitochondrial health and which device is best for this type of a treatment?

For general mitochondrial health, treating with RLT for about 10 - 15 minutes at 6 - 12" away from the panel most days of the week should lead to great results. The ReStore is a phenomenal choice for the full-body treatments. That way you get the systemic benefits and your mitochondria will thank you!

What is the difference between infrared saunas and red light therapy? Do they offer the same health benefits?

Is it quite easy to be misled into believing that infrared saunas & red light therapy (RLT) offer similar health benefits because they both incorporate "infrared" light. But that could not be farther from the truth.

First off, the type of infrared light utilized in either modality is completely different — RLT uses near-infrared light (NIR) & infrared saunas predominantly use mid- & far-infrared light.

The red & near-infrared (NIR) light of RLT helps reduce inflammation, improve

circulation & optimize the health & function of the mitochondria in all of your cells. The last one is especially valuable because science definitively shows that our mitochondria ultimately dictates our overall health and longevity. Said another way, the healthier your mitochondria are, the more vitality you will have; the more dysfunctional & unhealthy your mitochondria are, the more health issues & diseases you will incur during your lifetime.

The mid- & far-infrared light of saunas do not have a direct effect on the mitochondria like NIR light does. However, saunas are superior for detoxification, cardiovascular health, boosting growth hormone production & enhancing heat shock protein production, all of which are fantastic for building a robust health & wellness base, while also making you more resilient to becoming sick.

In essence, RLT & infrared saunas offer substantially differing health and wellness benefits &, thus, should not be compared or viewed under the lens of one being superior to the other. As always, it comes down to what your health & wellness goals are. Comparing RLT to infrared saunas is kind of like comparing apples & oranges. In my opinion, everyone should be utilizing both on a consistent basis for optimal health, wellness & longevity.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

BIOLIGHT, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], BioLight, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the

earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (the "**Exchange Act**"), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of

any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such

period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully

paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this

instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

      (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

      (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Billings, Montana. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE

consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BIOLIGHT, INC.

By:
Name: Michael Belkowski
Title: Chief Executive Officer
Address: 3943 Stevensville River Rd, Apt B, Stevensville, MT 59870
Email: info@biolight.shop

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by BioLight, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of BioLight, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:
Republic Investment Services LLC

By:
Name:
Date:

By:
Name: Youngro Lee, CEO
Date:

COMPANY:
BioLight, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

Our modern-day lifestyle has us spending far too much time inside and not enough time outside in the sun. Sunlight literally recharges the human battery and gives our cells more energy. This cellular recharging mechanism is thanks to our **mitochondria**, which are the powerhouses of our cells, producing 95% of the energy in our body! Mitochondria are in nearly every single cell and, thus, affect every tissue, organ and system in our body. By staying indoors, we are depriving our mitochondria of the nutrients required to function optimally, leading to mitochondrial dysfunction. This is where red light therapy can have a profound impact on health and wellness. The red & near-infrared light of red light therapy optimizes the energy production of the mitochondria, which restores health at the cellular level. Science has demonstrated that keeping your mitochondria as robust as possible leads to increased lifespan, but even more importantly, a more energetic and vibrant health span. In a nutshell, your mitochondria and wellness thrive when exposed to healthy light, specifically red and near-infrared light.

EXHIBIT E

Testing the Waters Communications



Company Name	BioLight, Inc.

Logo	

Headline	Recharging the human battery with the power of red light therapy

Hero Image	

Tags	Consumer Goods, B2C, B2B, Wellness, Profitable, Bootstrapped, Coming soon

Pitch text

Summary

- Leading-edge, patent-pending red light therapy devices & education
- Red & near-infrared light targets mitochondria = countless health benefits
- $344K+ revenue in 2020, $532K+ thru July '21
- 100% organic marketing — zero paid ads
- 80K+ social media followers, 7K+ downloads of podcast in first 6 months
- $1B+ light therapy market

Problem

80% of all modern diseases are tied to dysfunctional mitochondria

Modern life consists of people spending most of their waking hours indoors & surrounded by non-native, fake light (ie, fluorescent lights & blue-lit technology), which means our cells, specifically our **mitochondria**, are being perpetually deprived of nutrients normally derived from full-spectrum sunlight.



- Proper light exposure = robust, healthy mitochondria
- Inadequate light exposure = dysfunctional mitochondria

The world's leading mitochondrial researcher, Dr. Doug Wallace, has spent four decades researching mitochondria & proclaims that 80% of all modern diseases can be tied to mitochondrial dysfunction. Dr. Wallace also asserts that **aging itself is due to mitochondrial dysfunction**.

Solution

Mitochondrial health can be optimized w/ red light therapy

Red light therapy is an innovative technique that utilizes specific red and near-infrared (NIR) wavelengths from the light spectrum to **promote health, wellness & longevity**. These amazing benefits are achieved through *modulation of inflammation* in your body, *improving circulation* and *boosting energy levels* as a result of enhancing **the functioning of your mitochondria**.



The Solution

Personal Red & NIR
Light Devices



Research-backed Benefits of Red Light Therapy

- Anti-inflammatory
- Anxiety, stress & depression
- Athletic performance
- Bone & joint health
- Brain & cognitive health
- Fat loss
- Hair health
- Heart health
- Immune system
- Oral health
- Pain
- Pet health
- Skin health
- Sleep
- Thyroid health
- Women's health
- Wound healing
- And MORE!!



Why Now?

People are becoming

more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives.

The number of people

looking to proactively optimize their health has **skyrocketed** due to COVID-19 and will only continue to increase as the education barrier decreases.

Product

Innovative, patent-pending red light therapy technology



In July '21, we released a ground-breaking RLT product to the market: the Guardian. The Guardian is the first red light therapy device of its kind, with **patent-pending technology** that implements dual LEDs, both red & near-infrared, in your mouth. Red light therapy can help you **maintain optimal oral hygiene** by modulating inflammation, improving circulation, and boosting the health and function of the mitochondria.







In August '21, we released our newest models of panels, which integrate patent-pending Dual LED technology. With dual LEDs, that means every single LED can be both red or NIR light. In comparison, all other panels on the market utilize LEDs that can produce red or NIR light — not both.

Dual LED Technology



Red   NIR   Red + NIR

Every LED can be red or NIR light!



Dual LED Technology - Every LED can produce red or NIR light!

With dual LEDs, you can be certain to have maximal coverage of the area you are treating versus sporadic light exposure from the various light patterns other panels have. Also, now that you have twice as many LEDs producing light (for all red or all NIR light settings), treatment sessions will be more efficient because your body will be absorbing more light energy at a given time.

Traction

Organic growth has led to $523K+ in 2021

The metrics shown here have been achieved with **100% organic marketing**. We've been able to **achieve our quick results** via: word-of-mouth, superior internal marketing skills, a strong affiliate system and being a clear leader in rapidly-growing space.

In 2019, our revenue was $4.6K. We've scaled that to **$344K+ in 2020** and **$523K+ through July 2021**.

YOY Gross Sales Growth, 2020 vs. 2021



YOY Total Orders Growth, 2020 vs. 2021



Our podcast, *The Red Light Report*, has already cumulated **7k+ downloads** since its inception *only five months ago* in March. There has been zero marketing of this podcast; again, **all organic growth**. This is yet another metric that shows there is any increasing interest and demand for red light therapy.

Downloads of Podcast By Month:



Growth of BioLight ──────────➤ **Projected Growth** of BioLight ──────────➤

2020	2021	2022
• Gross Sales: **$344k**	• Gross Sales (thru July): **$523k**	• Gross Sales: **$7.5 million**
• 0 Patents	• Projected EOY: **$1.5 million**	• 25 Patents
• 2 strategic partnerships	• 2 Patents	• 50 Strategic partnerships w/ businesses
• 0 podcast downloads	• 10 patents by EOY	• 100,00 podcast downloads
• 1 new red light therapy product	• 15 Strategic partnerships w/ businesses	• 8 new red light therapy products
	• 8,000 podcast downloads	• Mobile application
	• Projected EOY: 30,000	• Q4 series A round
	• 4 new red light therapy products	
	• 4 new employees	

Customers

Clients include Sandra Kaufmann, Tim Shea, Camille Hyde and Lauren Davis

Red light therapy is an amazing health & wellness tool for humans across the life spectrum – especially for children dealing with endless immune issues and inflammatory conditions. Red light therapy can help mitigate and improve those conditions. We've established **strong brand partnerships with notable influencers** and are building a **strong social media presence** with users of our products.

Some BioLight Influencers



aimeesong
Message
10,009 posts 5.8m followers 1,046 following
Aimee Song
Entrepreneur
[Ah-Mee] rhymes with Mommy 송아미
New York Times Bestselling Author
Forbes 30 Under 30

brittneypalmer
Message
5,348 posts 1.2m followers 1,303 following
Brittney Palmer
Artist
Contemporary Artist @brittneypalmerart
@ufc Octagon Girl, Model, Host, Designer,
PR inquiries kristen@tribebuildermedia.com
linktr.ee/OfficialBrittneypalmer

clarecrawley
Message
1,004 posts 1m followers 787 following
Clare Crawley
Bachelorette 16
Co- owner @defactosalon
Soil + Sun loving health enthusiast

mwestmore
Message
1,375 posts 751k followers 1,099 following
McKenzie Westmore
Actor
Actress:Passions/Star Trek..
Host:Face Off
Beauty/Lifestyle/touch of Fitness Carrying family legacy w/@WestmoreBeauty
Vote WestmoreBeauty

chitoveraufc
Message
3,815 posts 549k followers 582 following
Marlon Chito Vera
Fighting is life

chrysti_ane
Message
860 posts 421k followers 419 following
CHRYSTI ANE
Arts & Entertainment
Mommy, Health, lifestyle, & a little badassery

Testimonials

"After an exhaustive review of the photobiomodulation research, I have gained a tremendous amount of respect and appreciation for this very complex science. Personally, I have been using the BioLight for several months to treat both my face and several sports injuries, and I can report fantastic results. I believe that BioLight therapy should be a mandatory adjunct to anyone's longevity and health protocols."

Sandra Kaufmann, MD
Author of "The Kaufmann Protocol"



Testimonials

"BioLight has become an incredible asset in my training regimen. It helps relieve my sore muscles and reduce inflammation after a tough day on the court. I find it has improved my recovery immensely!"

Lauren Davis
WTA Professional Tennis Player



Testimonials

"My BioLight is my new favorite wellness product! It keeps my complexion healthy and vibrant -- my skin has never been so healthy. I am so excited to experience the rest of the benefits that will occur from long-term use. I recommend that everyone try BioLight out and see for yourself!"

Camille Hyde
Actress



Testimonials

"I was recommended BioLight red light therapy to treat my recent elbow tendonitis and muscle sprain. I have to admit that I was a little skeptical as to how this machine could really help. I used the light on my injury 1x/day for three weeks. After about a week, I noticed some improvement. At this point, I started to believe it could really help. With daily use, my pain subsided and after three weeks there was major improvement. I have had similar injuries before -- I am a rock climber, climbing 3x/week and have been in pain and somewhat sidelined from similar injuries for as long as 5 - 6 months. I was surprised at how effective the BioLight device was. And it was super easy to use; seven-minute sessions, you can just sit and watch your favorite program. I am super happy with the results!"

Tim Shea
Athlete

Business Model

Moving into B2B and organization sales

BioLight currently accumulates revenue through 100% **direct sales** of red light therapy devices via **D2C.** Moving forward, we will make tactical, pragmatic efforts into **B2B** (medical spas, wellness clinics, sports performance) & **organization sales** (corporate, professional sports teams, etc.).

We have intentionally not engaged in any B2B sales or major partnerships due to the fact that we are fighting to keep up with our current demand. Increased funding will allow us to have a significant inventory, allowing us to pursue these new revenue generators.

Business Model



D2C Sales

Selling panels directly to consumers through our website

B2B Sales

Selling panels to medical practices, wellness clinics, med spas, etc..

Strategic Partnerships

Partnering with professional and collegiate sports teams to deliver the best red light panels to their players for peak performance and recovery



Our products range in price from $189 to $3.4K+.

Our Lineup

Guardian $189	**Shine** $369	**Recharge+** $689	**Restore+** $1,299	**Rejuvenate** $3,399

Market

Alternative health & self-care

People are becoming more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives. The **light therapy market size was recently valued at $1B+ in 2020** and is expected to **grow at a CAGR of 5.1% until 2027**.

Our podcast, *The Red Light Report*, has already amassed **7K+ downloads** since its inception *only five months ago* in March. There has been zero marketing of this podcast; again, **all organic growth**. This is yet another metric that shows there is any increasing interest and demand for red light therapy.

Downloads of Podcast By Month:



Due to providing cutting-edge technology and establishing itself as a definitive leader in the red light therapy space, BioLight, along with founder + CEO Dr. Mike Belkowski, have been featured in countless press articles and podcast interviews.

Competition

Best value on the market

BioLight devices are engineered with the **most efficacious spectra of red & NIR light** (based on the highest-quality scientific research), **possess higher light power compared to the rest of the market** for superior light penetration depth, and have the **lowest EMF emissions & light-flicker on the market for unparalleled safety**. We currently have our competition beat in these sectors and we plan to continue adding to this list as more research emerges that justifies the superiority of our lights.



Best		BioLight	Joovv	MITO RED LIGHT	PLATINUM LED
BioLight	Light Irradiance	>150 mW/cm2	>100 mW/cm2	>125 mW/cm2	>124 mW/cm2
BioLight	EMF Emission	0.0 µT @ 4"	Not Listed	Not Listed	0.0 µT @ 4"
BioLight	Light Flicker	1 Hz	Not Listed	Not Listed	Not Listed
Everyone but Joovv	Warranty	3 Years	2 Years	3 Years	3 Years
BioLight	Customer Service	++	- -	+	-
Platinum LED	Price	$$	$$$$	$$	$
BioLight	Value	A+	D	C+	B

*lowest EMF based on available emission data from other company websites

Vision

Becoming the go-to for red light products

At BioLight, we believe everyone deserves the right to a life of optimal health, free of mitochondrial dysfunction. We envision a world where anyone can access the red & near-infrared light that their mitochondria are craving. We plan to accomplish this by boosting consumer awareness about their potential malillumination, scaling our production to meet current demand, and introducing new red light products onto the market.

Investors

Raising funds to support customer demand

BioLight has been **bootstrapped** prior to this round of funding. We are **raising $1M** to support meeting consumer demand, invest in marketing campaigns, and continue researching the effectiveness of red light therapy for a number of critical medical conditions.

Why We're Raising

Reason 1

We've got a bit of a dilemma here.. We've generated so much demand for our products (all without investing a dime in paid ads) that we are struggling to keep up inventory-wise. Everything is already on backorder, but if we continue doing business for 2-4 more months without a capital injection, business must come to a standstill for 6-8 weeks while we play catch-up

Reason 2

With that being said, we also believe it's time for us to spread more awareness of all the amazing benefits of red light therapy, which could be achieved through (finally) investing in some paid growth campaigns.

Reason 3

BioLight has already distinguished itself by creating *the most robust, comprehensive* educational content on the market for red light therapy. More capital means more research being done and more content being created! Power to the people

Founders

Dr. Michael Belkowski, Founder & CEO



Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatments, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing high-quality, safe devices. Equally important, his main mission is to educate the masses on the countless wellness benefits of red light therapy and how anyone can properly utilize this healing technology to achieve effective, real results.

Team

	Dr. Mike Belkowski	Founder & CEO
	Nate Peterman	CMO
	Daniel Kiani	Head of Growth
	Dinesh Melwani	Strategy & Mentor
	Ankit Aggarwal	Strategy & Mentor
	Shawn Wells	Product Developer & Advisor
	David Horinek	Product Developer
	Elias Arjan	Sales Lead & Advisor

Perks

$100	Beginner's bundle: BioLight sticker & Red Light Therapy Treatment Protocols eBook
$250	50% off Guardian device Beginner's bundle
$500	Guardian device Beginner's bundle
$1,000	Shine device Beginner's bundle
$2,500	Guardian & Shine devices Early Bird Access to new BioLight products Beginner's bundle
$5,000	Guardian & Shine devices One-time 15% coupon code Early Bird Access Beginner's bundle
$10,000	Guardian & Shine devices 15% discount code for 6 months Premium Bundle: BioLight Yeti cup, BioLight sticker & Red Light Therapy Treatment Protocols eBook Early Bird Access
$25,000	Guardian, Shine & ReCharge+ devices One-time 20% discount code & Lifetime 5% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$75,000	Guardian, Shine & ReCharge+, ReStore+ devices One-time 25% discount code & Lifetime 10% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$150,000	Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 30% discount code & Lifetime 15% discount code Invited to attend BioLight committee meeting on semi-annual basis One ticket to exclusive Fireside Chat event Early Bird Access Premium bundle
$300,000	Two of each: Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 50% discount code & Lifetime 20% discount code Invited to attend BioLight committee meeting on quarterly basis Two tickets to exclusive Fireside Chat event, that will include high-profile biohackers and other health, wellness & longevity experts (along with other high-profile individuals) Early Bird Access Premium bundle

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

| **What is the difference between infrared saunas and red light therapy? Do they offer the same health benefits?** | Is it quite easy to be misled into believing that infrared saunas & red light therapy (RLT) offer similar health benefits because they both incorporate "infrared" light. But that could not be farther from the truth.

First off, the type of infrared light utilized in either modality is completely different — RLT uses near-infrared light (NIR) & infrared saunas predominantly use mid- & far-infrared light.

The red & near-infrared (NIR) light of RLT helps reduce inflammation, improve circulation & optimize the health & function of the mitochondria in all of your cells. The last one is especially valuable because science definitively shows that our mitochondria ultimately dictates our overall health and longevity. Said another way, the healthier your mitochondria are, the more vitality you will have; the more dysfunctional & unhealthy your mitochondria are, the more health issues & diseases you will incur during your lifetime.

The mid- & far-infrared light of saunas do not have a direct effect on the mitochondria like NIR light does. However, saunas are superior for detoxification, cardiovascular health, boosting growth hormone production & enhancing heat shock protein production, all of which are fantastic for building a robust health & wellness base, while also making you more resilient to becoming sick.

In essence, RLT & infrared saunas offer substantially differing health and wellness benefits &, thus, should not be compared or viewed under the lens of one being superior to the other. As always, it comes down to what your health & wellness goals are. Comparing RLT to infrared saunas is kind of like comparing apples & oranges. In my opinion, everyone should be utilizing both on a consistent basis for optimal health, wellness & longevity. |
| **What is the recommendation length of daily use for mitochondrial health and which device is best for this type of a treatment?** | For general mitochondrial health, treating with RLT for about 10 - 15 minutes at 6 - 12" away from the panel most days of the week should lead to great results. The ReStore is a phenomenal choice for the full-body treatments. That way you get the systemic benefits and your mitochondria will thank you! |
| **Do you have to wear eye protection? Is the light safe for pets?** | Yes, we recommend wearing eye protection; all of our panels come with protective goggles.

Not only is RLT safe for pets, but they will also benefit from red and NIR light and will likely receive a healthy, therapeutic dose. Pets have mitochondria too! Many times, cats and dogs will park themselves in front of their owner's panels and take naps — they seem to innately know that the light is beneficial for them. |
| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |



Company Name	BioLight

Logo	

Headline	Recharging the human battery with the power of red light therapy

---

Hero Image	

Tags	Consumer Goods, B2C, B2B, Wellness, Profitable, Bootstrapped, Coming soon

---

Pitch text	

Summary

- Leading-edge, patent-pending red light therapy devices & education
- Red & near-infrared light targets mitochondria = countless health benefits
- $344K+ revenue in 2020, $532K+ thru July '21
- 100% organic marketing — zero paid ads
- 80K+ social media followers, 7K+ downloads of podcast in first 6 months
- $1B+ light therapy market

Problem

80% of all modern diseases are tied to dysfunctional mitochondria

Modern life consists of people spending most of their waking hours indoors & surrounded by non-native, fake light (ie, fluorescent lights & blue-lit technology), which means our cells, specifically our **mitochondria**, are being perpetually deprived of nutrients normally derived from full-spectrum sunlight.



- Proper light exposure = robust, healthy mitochondria
- Inadequate light exposure = dysfunctional mitochondria

The world's leading mitochondrial researcher, Dr. Doug Wallace, has spent four decades researching mitochondria & proclaims that 80% of all modern diseases can be tied to mitochondrial dysfunction. Dr. Wallace also asserts that **aging itself is due to mitochondrial dysfunction**.

Solution

Mitochondrial health can be optimized w/ red light therapy

Red light therapy is an innovative technique that utilizes specific red and near-infrared (NIR) wavelengths from the light spectrum to **promote health, wellness & longevity**. These amazing benefits are achieved through *modulation of inflammation* in your body, *improving circulation* and *boosting energy levels* as a result of enhancing **the functioning of your mitochondria**.





Research-backed Benefits of Red Light Therapy

- Anti-inflammatory
- Anxiety, stress & depression
- Athletic performance
- Bone & joint health
- Brain & cognitive health
- Fat loss
- Hair health
- Heart health
- Immune system

- Oral health
- Pain
- Pet health
- Skin health
- Sleep
- Thyroid health
- Women's health
- Wound healing
- And MORE!!



Why Now?

People are becoming

more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives.

The number of people

looking to proactively optimize their health has **skyrocketed** due to COVID–19 and will only continue to increase as the education barrier decreases.

Product

Innovative, patent-pending red light therapy technology



In July '21, we released a ground-breaking RLT product to the market: the Guardian. The Guardian is the first red light therapy device of its kind, with **patent-pending technology** that implements dual LEDs, both red & near-infrared, in your mouth. Red light therapy can help you **maintain optimal oral hygiene** by modulating inflammation, improving circulation, and boosting the health and function of the mitochondria.







In August '21, we released our newest models of panels, which integrate patent-pending Dual LED technology. With dual LEDs, that means every single LED can be <u>both</u> red or NIR light. In comparison, all other panels on the market utilize LEDs that can produce red <u>or</u> NIR light — not both.

Dual LED Technology



Red   NIR   Red + NIR

Every LED can be red or NIR light!



With dual LEDs, you can be certain to have maximal coverage of the area you are treating versus sporadic light exposure from the various light patterns other panels have. Also, now that you have twice as many LEDs producing light (for all red or all NIR light settings), treatment sessions will be more efficient because your body will be absorbing more light energy at a given time.

Traction

Organic growth has led to $523K+ in 2021

The metrics shown here have been achieved with **100% organic marketing**. We've been able to **achieve our quick results** via: word-of-mouth, superior internal marketing skills, a strong affiliate system and being a clear leader in rapidly-growing space.

In 2019, our revenue was $4.6K. We've scaled that to **$344K+ in 2020** and **$523K+ through July 2021**.

YOY Gross Sales Growth, 2020 vs. 2021



YOY Total Orders Growth, 2020 vs. 2021



Our podcast, *The Red Light Report*, has already cumulated **7k+ downloads** since its inception *only five months ago* in March. There has been zero marketing of this podcast; again, **all organic growth**. This is yet another metric that shows there is any increasing interest and demand for red light therapy.

Downloads of Podcast By Month:



Growth of BioLight ──────────→ **Projected Growth** of BioLight ──────────→

2020	2021	2022
• Gross Sales: **$344k**	• Gross Sales (thru July): **$523k**	• Gross Sales: **$7.5 million**
• 0 Patents	• Projected EOY: **$1.5 million**	• 25 Patents
• 2 strategic partnerships	• 2 Patents	• 50 Strategic partnerships w/ businesses
• 0 podcast downloads	• 10 patents by EOY	• 100,00 podcast downloads
• 1 new red light therapy product	• 15 Strategic partnerships w/ businesses	• 8 new red light therapy products
	• 8,000 podcast downloads	• Mobile application
	• Projected EOY: 30,000	• Q4 series A round
	• 4 new red light therapy products	
	• 4 new employees	

Customers

Clients include Sandra Kaufmann, Tim Shea, Camille Hyde and Lauren Davis

Red light therapy is an amazing health & wellness tool for humans across the life spectrum – especially for children dealing with endless immune issues and inflammatory conditions. Red light therapy can help mitigate and improve those conditions. We've established **strong brand partnerships with notable influencers** and are building a **strong social media presence** with users of our products.

Some BioLight Influencers



aimeesong
Message
10,009 posts 5.8m followers 1,046 following
Aimee Song
Entrepreneur
[Ah-Mee] rhymes with Mommy 송아미
New York Times Bestselling Author
Forbes 30 Under 30

brittneypalmer
Message
5,348 posts 1.2m followers 1,303 following
Brittney Palmer
Artist
Contemporary Artist @brittneypalmerart
@ufc Octagon Girl, Model, Host, Designer,
PR inquiries kristen@tribebuildermedia.com
linktr.ee/OfficialBrittneypalmer

clarecrawley
Message
1,004 posts 1m followers 787 following
Clare Crawley
Bachelorette 16
Co- owner @defactosalon
Soil + Sun loving health enthusiast

mwestmore
Message
1,375 posts 751k followers 1,099 following
McKenzie Westmore
Actor
Actress:Passions/Star Trek..
Host:Face Off
Beauty/Lifestyle/touch of Fitness Carrying family legacy w/@WestmoreBeauty
Vote WestmoreBeauty

chitoveraufc
Message
3,815 posts 549k followers 582 following
Marlon Chito Vera
Fighting is life

chrysti_ane
Message
860 posts 421k followers 419 following
CHRYSTI ANE
Arts & Entertainment
Mommy, Health, lifestyle, & a little badassery

Testimonials

"After an exhaustive review of the photobiomodulation research, I have gained a tremendous amount of respect and appreciation for this very complex science. Personally, I have been using the BioLight for several months to treat both my face and several sports injuries, and I can report fantastic results. I believe that BioLight therapy should be a mandatory adjunct to anyone's longevity and health protocols."

Sandra Kaufmann, MD
Author of "The Kaufmann Protocol"



Testimonials

"BioLight has become an incredible asset in my training regimen. It helps relieve my sore muscles and reduce inflammation after a tough day on the court. I find it has improved my recovery immensely!"

Lauren Davis
WTA Professional Tennis Player



Testimonials

"My BioLight is my new favorite wellness product! It keeps my complexion healthy and vibrant -- my skin has never been so healthy. I am so excited to experience the rest of the benefits that will occur from long-term use. I recommend that everyone try BioLight out and see for yourself!"



Camille Hyde
Actress

Testimonials

"I was recommended BioLight red light therapy to treat my recent elbow tendonitis and muscle sprain. I have to admit that I was a little skeptical as to how this machine could really help. I used the light on my injury 1x/day for three weeks. After about a week, I noticed some improvement. At this point, I started to believe it could really help. With daily use, my pain subsided and after three weeks there was major improvement. I have had similar injuries before -- I am a rock climber, climbing 3x/week and have been in pain and somewhat sidelined from similar injuries for as long as 5 - 6 months. I was surprised at how effective the BioLight device was. And it was super easy to use; seven-minute sessions, you can just sit and watch your favorite program. I am super happy with the results!"

Tim Shea
Athlete

Business Model

Moving into B2B and organization sales

BioLight currently accumulates revenue through 100% **direct sales** of red light therapy devices via **D2C.** Moving forward, we will make tactical, pragmatic efforts into **B2B** (medical spas, wellness clinics, sports performance) & **organization sales** (corporate, professional sports teams, etc.).

We have intentionally not engaged in any B2B sales or major partnerships due to the fact that we are fighting to keep up with our current demand. Increased funding will allow us to have a significant inventory, allowing us to pursue these new revenue generators.

Business Model



D2C Sales

Selling panels directly to consumers through our website

B2B Sales

Selling panels to medical practices, wellness clinics, med spas, etc..

Strategic Partnerships

Partnering with professional and collegiate sports teams to deliver the best red light panels to their players for peak performance and recovery



Our products range in price from $189 to $3.4K+.

Our Lineup

Guardian	Shine	Recharge+	Restore+	Rejuvenate
$189	$369	$689	$1,299	$3,399

Market

Alternative health & self-care

People are becoming more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives. The **light therapy market size was recently valued at $1B+ in 2020** and is expected to **grow at a CAGR of 5.1% until 2027**.

Our podcast, *The Red Light Report*, has already amassed **7K+ downloads** since its inception *only five months ago* in March. There has been zero marketing of this podcast; again, **all organic growth**. This is yet another metric that shows there is any increasing interest and demand for red light therapy.

Downloads of Podcast By Month:



Due to providing cutting-edge technology and establishing itself as a definitive leader in the red light therapy space, BioLight, along with founder + CEO Dr. Mike Belkowski, have been featured in countless press articles and podcast interviews.

Competition

Best value on the market

BioLight devices are engineered with the **most efficacious spectra of red & NIR light** (based on the highest-quality scientific research), **possess higher light power compared to the rest of the market** for superior light penetration depth, and have the **lowest EMF emissions & light-flicker on the market for unparalleled safety**. We currently have our competition beat in these sectors and we plan to continue adding to this list as more research emerges that justifies the superiority of our lights.



Best		BioLight	Joovv	MITO RED LIGHT	PLATINUM LED
BioLight	Light Irradiance	>150 mW/cm2	>100 mW/cm2	>125 mW/cm2	>124 mW/cm2
BioLight	EMF Emission	0.0 µT @ 4"	Not Listed	Not Listed	0.0 µT @ 4"
BioLight	Light Flicker	1 Hz	Not Listed	Not Listed	Not Listed
Everyone but Joovv	Warranty	3 Years	2 Years	3 Years	3 Years
BioLight	Customer Service	++	- -	+	-
Platinum LED	Price	$$	$$$$	$$	$
BioLight	Value	A+	D	C+	B

*lowest EMF based on available emission data from other company websites

Vision

Becoming the go-to for red light products

At BioLight, we believe everyone deserves the right to a life of optimal health, free of mitochondrial dysfunction. We envision a world where anyone can access the red & near-infrared light that their mitochondria are craving. We plan to accomplish this by boosting consumer awareness about their potential malillumination, scaling our production to meet current demand, and introducing new red light products onto the market.

Investors

Raising funds to support customer demand

BioLight has been **bootstrapped** prior to this round of funding. We are **raising $1M** to support meeting consumer demand, invest in marketing campaigns, and continue researching the effectiveness of red light therapy for a number of critical medical conditions.

Why We're Raising

Reason 1

We've got a bit of a dilemma here.. We've generated so much demand for our products (all without investing a dime in paid ads) that we are struggling to keep up inventory-wise. Everything is already on backorder, but if we continue doing business for 2-4 more months without a capital injection, business must come to a standstill for 6-8 weeks while we play catch-up

Reason 2

With that being said, we also believe it's time for us to spread more awareness of all the amazing benefits of red light therapy, which could be achieved through (finally) investing in some paid growth campaigns.

Reason 3

BioLight has already distinguished itself by creating *the most robust, comprehensive* educational content on the market for red light therapy. More capital means more research being done and more content being created! Power to the people

Founders

Dr. Michael Belkowski, Founder & CEO



Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatments, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing high-quality, safe devices. Equally important, his main mission is to educate the masses on the countless wellness benefits of red light therapy and how anyone can properly utilize this healing technology to achieve effective, real results.

Team

	Dr. Mike Belkowski	Founder & CEO
	Nate Peterman	CMO
	Daniel Kiani	Head of Growth
	Dinesh Melwani	Strategy & Mentor
	Ankit Aggarwal	Strategy & Mentor
	Shawn Wells	Product Developer & Advisor
	David Horinek	Product Developer
	Elias Arjan	Sales Lead & Advisor

Perks

$100	Beginner's bundle: BioLight sticker & Red Light Therapy Treatment Protocols eBook
$250	50% off Guardian device Beginner's bundle
$500	Guardian device Beginner's bundle
$1,000	Shine device Beginner's bundle
$2,500	Guardian & Shine devices Early Bird Access to new BioLight products Beginner's bundle
$5,000	Guardian & Shine devices One-time 15% coupon code Early Bird Access Beginner's bundle
$10,000	Guardian & Shine devices 15% discount code for 6 months Premium Bundle: BioLight Yeti cup, BioLight sticker & Red Light Therapy Treatment Protocols eBook Early Bird Access
$25,000	Guardian, Shine & ReCharge+ devices One-time 20% discount code & Lifetime 5% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$75,000	Guardian, Shine & ReCharge+, ReStore+ devices One-time 25% discount code & Lifetime 10% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$150,000	Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 30% discount code & Lifetime 15% discount code Invited to attend BioLight committee meeting on semi-annual basis One ticket to exclusive Fireside Chat event Early Bird Access Premium bundle
$300,000	Two of each: Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 50% discount code & Lifetime 20% discount code Invited to attend BioLight committee meeting on quarterly basis Two tickets to exclusive Fireside Chat event, that will include high-profile biohackers and other health, wellness & longevity experts (along with other high-profile individuals) Early Bird Access Premium bundle

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What is the difference between infrared saunas and red light therapy? Do they offer the same health benefits?	Is it quite easy to be misled into believing that infrared saunas & red light therapy (RLT) offer similar health benefits because they both incorporate "infrared" light. But that could not be farther from the truth.

First off, the type of infrared light utilized in either modality is completely different — RLT uses near-infrared light (NIR) & infrared saunas predominantly use mid- & far-infrared light.

The red & near-infrared (NIR) light of RLT helps reduce inflammation, improve circulation & optimize the health & function of the mitochondria in all of your cells. The last one is especially valuable because science definitively shows that our mitochondria ultimately dictates our overall health and longevity. Said another way, the healthier your mitochondria are, the more vitality you will have; the more dysfunctional & unhealthy your mitochondria are, the more health issues & diseases you will incur during your lifetime.

The mid- & far-infrared light of saunas do not have a direct effect on the mitochondria like NIR light does. However, saunas are superior for detoxification, cardiovascular health, boosting growth hormone production & enhancing heat shock protein production, all of which are fantastic for building a robust health & wellness base, while also making you more resilient to becoming sick.

In essence, RLT & infrared saunas offer substantially differing health and wellness benefits &, thus, should not be compared or viewed under the lens of one being superior to the other. As always, it comes down to what your health & wellness goals are. Comparing RLT to infrared saunas is kind of like comparing apples & oranges. In my opinion, everyone should be utilizing both on a consistent basis for optimal health, wellness & longevity.

What is the recommendation length of daily use for mitochondrial health and which device is best for this type of a treatment?

For general mitochondrial health, treating with RLT for about 10 - 15 minutes at 6 - 12" away from the panel most days of the week should lead to great results. The ReStore is a phenomenal choice for the full-body treatments. That way you get the systemic benefits and your mitochondria will thank you!

Do you have to wear eye protection? Is the light safe for pets?

Yes, we recommend wearing eye protection; all of our panels come with protective goggles.

Not only is RLT safe for pets, but they will also benefit from red and NIR light and will likely receive a healthy, therapeutic dose. Pets have mitochondria too! Many times, cats and dogs will park themselves in front of their owner's panels and take naps — they seem to innately know that the light is beneficial for them.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	BioLight
Logo	
Headline	Recharging the human battery with the power of red light therapy
Slides	

| Tags | Household Goods, Companies, Coming Soon, B2B, Profitable, Bootstrapped, Supplements, B2C, Consumer Goods & Retail |

| Pitch text | |

Summary

- $1.3B+ light therapy market, w/ red light therapy showing most growth
- Red & NIR light = countless research-backed health & anti-aging benefits
- Leading-edge, patent-pending red light therapy devices & education
- $1.1M+ revenue in 2021, $445K+ thru April '22
- 100% organic marketing — ZERO paid ads
- 105K+ social media followers, 39K+ podcast downloads in its first year

Problem

80% of all modern diseases are tied to dysfunctional mitochondria

Modern life consists of people spending most of their waking hours indoors & surrounded by non-native, fake light (ie, fluorescent lights & blue-lit technology), which means <u>our cells, specifically our **mitochondria**, are being perpetually deprived of nutrients normally derived from full-spectrum sunlight</u>.



- Proper light exposure = robust, healthy mitochondria
- Inadequate light exposure = dysfunctional mitochondria

The world's leading mitochondrial researcher, Dr. Doug Wallace, has spent four decades researching mitochondria & proclaims that 80% of all modern diseases can be tied to mitochondrial dysfunction. Dr. Wallace also asserts that **aging itself is due to mitochondrial dysfunction**.

Solution

Mitochondrial health can be optimized w/ red light therapy

Red light therapy is an innovative technique that utilizes specific red and near-infrared (NIR) wavelengths from the light spectrum to **promote health, wellness & longevity**. These amazing benefits are achieved through *modulation of inflammation* in your body, *improving circulation* and *boosting energy levels* as a result of enhancing **the functioning of your mitochondria**.





The Solution

Personal Red & NIR Light Devices

©BioLight 2021. All Rights Reserved

Research-backed Benefits of Red Light Therapy

- Anti-inflammatory
- Anxiety, stress & depression
- Athletic performance
- Bone & joint health
- Brain & cognitive health
- Fat loss
- Hair health
- Heart health
- Immune system

- Oral health
- Pain
- Pet health
- Skin health
- Sleep
- Thyroid health
- Women's health
- Wound healing
- And MORE!!


Why Now?
People are becoming
more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives.
The number of people
looking to proactively optimize their health has skyrocketed due to COVID-19 and will only continue to increase as the education barrier decreases.

Product

Innovative, patent-pending red light therapy technology



In July '21, we released a ground-breaking RLT product to the market: the Guardian. The Guardian is the first red light therapy device of its kind, with **patent-pending technology** that implements dual LEDs, both red & near-infrared, in your mouth. Red light therapy can help you **maintain optimal oral hygiene** by modulating inflammation, improving circulation, and boosting the health and function of the mitochondria.







In August '21, we released our newest models of panels, which integrate patent-pending Dual LED technology. With dual LEDs, that means every single LED can be both red or NIR light. In comparison, all other panels on the market utilize LEDs that can produce red or NIR light — not both.

Dual LED Technology



Red   NIR   Red + NIR

Every LED can be red or NIR light!



Dual LED Technology - Every LED can produce red or NIR light!

With dual LEDs, you can be certain to have maximal coverage of the area you are treating versus sporadic light exposure from the various light patterns other panels have. Also, now that you have twice as many LEDs producing light (for all red or all NIR light settings), treatment sessions will be more efficient because your body will be absorbing more light energy at a given time.

Traction

Organic growth has led to $445K+ in 2022

The metrics shown here have been achieved with 100% organic marketing. We've been able to achieve our quick results via: word-of-mouth, superior internal marketing skills, a strong affiliate system, and being a clear leader in a rapidly-growing space.

In 2020, our revenue was $344K+. We scaled that to $1.1M+ in 2021 and $445K+ through April 2022.

YOY Gross Sales Growth, <u>2021 vs. 2022</u>



YOY Total Orders Growth, <u>2020 vs. 2021</u>



We have the **#1 red light therapy podcast** in the world, *The Red Light Report*, which has already cumulated **37**k+ downloads since its inception

only 1 year ago in March. There has been zero marketing of this podcast; again, all organic growth. This is yet another metric that demonstrates significant increasing interest and demand for red light therapy.

Downloads of Podcast By Month:


5,000
4,000
3,000
2,000
1,000
0
May 2021
Jun 2021
Jul 2021
Aug 2021
Sep 2021
Oct 2021
Nov 2021
Dec 2021
Jan 2022
Feb 2022
Mar 2022
Apr 2022

Growth of BioLight → **Projected Growth of BioLight** →

2020

- Gross Sales: **$344k**
- 0 Patents
- 2 strategic partnerships
- 0 podcast downloads
- 1 new red light therapy product

2021

- Gross Sales (thru July): **$523k**
  - Projected EOY: **$1.5 million**
- 2 Patents
  - 10 patents by EOY
- 15 Strategic partnerships w/ businesses
- 8,000 podcast downloads
  - Projected EOY: 30,000
- 4 new red light therapy products
- 4 new employees

2022

- Gross Sales: **$7.5 million**
- 25 Patents
- 50 Strategic partnerships w/ businesses
- 100,00 podcast downloads
- 8 new red light therapy products
- Mobile application
- Q4 series A round

Customers

Clients include Sandra Kaufmann, Tim Shea, Camille Hyde and Lauren Davis

Red light therapy is an amazing health & wellness tool for humans across the life spectrum – especially for children dealing with endless immune issues and inflammatory conditions. Red light therapy can help mitigate and improve those conditions. We've established **strong brand**

partnerships with notable influencers and are building a **strong social media presence** with users of our products.


Some BioLight Influencers
aimeesong
10,009 posts 5.8m followers 1,046 following
Aimee Song
Entrepreneur
New York Times Bestselling Author
Forbes 30 Under 30
brittneypalmer
5,348 posts 1.2m followers 1,303 following
Brittney Palmer
Artist
Contemporary Artist @brittneypalmerart
@ufc Octagon Girl, Model, Host, Designer,
linktr.ee/OfficialBrittneypalmer
clarecrawley
1,004 posts 1m followers 787 following
Clare Crawley
Bachelorette 16
Co- owner @defactosalon
Soil + Sun loving health enthusiast
mwestmore
McKenzie Westmore
chitoveraufc
3,815 posts 549k followers 582 following
Marlon Chito Vera
Fighting is life
chrysti_ane
860 posts 421k followers 419 following
CHRYSTI ANE
Arts & Entertainment
Mommy, Health, lifestyle, & a little badassery

Testimonials

"After an exhaustive review of the photobiomodulation research, I have gained a tremendous amount of respect and appreciation for this very complex science. Personally, I have been using the BioLight for several months to treat both my face and several sports injuries, and I can report fantastic results. I believe that BioLight therapy should be a mandatory adjunct to anyone's longevity and health protocols."

Sandra Kaufmann, MD
Author of "The Kaufmann Protocol"



Testimonials



"BioLight has become an incredible asset in my training regimen. It helps relieve my sore muscles and reduce inflammation after a tough day on the court. I find it has improved my recovery immensely!"

Lauren Davis
WTA Professional Tennis Player

Testimonials



"My BioLight is my new favorite wellness product! It keeps my complexion healthy and vibrant -- my skin has never been so healthy. I am so excited to experience the rest of the benefits that will occur from long-term use. I recommend that everyone try BioLight out and see for yourself!"

Camille Hyde
Actress

Testimonials



"I was recommended BioLight red light therapy to treat my recent elbow tendonitis and muscle sprain. I have to admit that I was a little skeptical as to how this machine could really help. I used the light on my injury 1x/day for three weeks. After about a week, I noticed some improvement. At this point, I started to believe it could really help. With daily use, my pain subsided and after three weeks there was major improvement. I have had similar injuries before -- I am a rock climber, climbing 3x/week and have been in pain and somewhat sidelined from similar injuries for as long as 5 - 6 months. I was surprised at how effective the BioLight device was. And it was super easy to use; seven-minute sessions, you can just sit and watch your favorite program. I am super happy with the results!"

Tim Shea
Athlete

Business Model

Moving into B2B and organization sales

BioLight currently accumulates revenue through 100% **direct sales** of red light therapy devices via **D2C.** Moving forward, we will make tactical, pragmatic efforts into **B2B** (medical spas, wellness clinics, sports performance) & **organization sales** (corporate, professional sports teams, etc.).

We have intentionally not engaged in any B2B sales or major partnerships due to the fact that we are fighting to keep up with our current demand. Increased funding will allow us to have a significant inventory, allowing us to pursue these new revenue generators.

Business Model
D2C Sales
Selling panels directly to consumers through our website
B2B Sales
Selling panels to medical practices, wellness clinics, med spas, etc..
Strategic Partnerships
Partnering with professional and collegiate sports teams to deliver the best red light panels to their players for peak performance and recovery

Our products range in price from $189 to $3.4K+.



Market

Alternative health & self-care

People are becoming more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives. The **light therapy market size was recently valued at $1B+ in 2020** and is expected to **grow at a CAGR of 5.1% until 2027**.

Due to providing cutting-edge technology and establishing itself as a definitive leader in the red light therapy space, BioLight, along with founder + CEO Dr. Mike Belkowski, have been featured in countless press articles and podcast interviews.

Competition

Best value on the market

BioLight devices are engineered with the **most efficacious spectra of red & NIR light** (based on the highest-quality scientific research),

possess higher light power compared to the rest of the market for superior light penetration depth, and have the **lowest EMF emissions & light-flicker on the market for unparalleled safety**. We currently have our competition beat in these sectors and we plan to continue adding to this list as more research emerges that justifies the superiority of our lights.



Best		BioLight	Joovv	MITO RED LIGHT	PLATINUM LED
BioLight	Light Irradiance	>150 mW/cm2	>100 mW/cm2	>125 mW/cm2	>124 mW/cm2
BioLight	EMF Emission	0.0 μT @ 4"	Not Listed	Not Listed	0.0 μT @ 4"
BioLight	Light Flicker	1 Hz	Not Listed	Not Listed	Not Listed
Everyone but Joovv	Warranty	3 Years	2 Years	3 Years	3 Years
BioLight	Customer Service	++	- -	+	-
Platinum LED	Price	$$	$$$$	$$	$
BioLight	Value	A+	D	C+	B

*lowest EMF based on available emission data from other company websites

Vision

Becoming the go-to for red light products

At BioLight, we believe everyone deserves the right to a life of optimal health, free of mitochondrial dysfunction. We envision a world where anyone can access the red & near-infrared light that their mitochondria are craving. We plan to accomplish this by boosting consumer awareness about their potential malillumination, scaling our production to meet current demand, and introducing new red light products onto the market.

Investors

Raising funds to support customer demand

BioLight has been **bootstrapped** prior to this round of funding. We are **raising $1M** to support meeting consumer demand, invest in marketing campaigns, and continue researching the effectiveness of red light therapy for a number of critical medical conditions.

Why We're Raising

Reason 1

We've got a bit of a dilemma here.. We've generated so much demand for our products (all without investing a dime in paid ads) that we are struggling to keep up inventory-wise. Everything is already on backorder, but if we continue doing business for 2-4 more months without a capital injection, business must come to a standstill for 6-8 weeks while we play catch-up ☹



Reason 2

With that being said, we also believe it's time for us to spread more awareness of all the amazing benefits of red light therapy, which could be achieved through (finally) investing in some paid growth campaigns.

Reason 3

BioLight has already distinguished itself by creating *the most robust, comprehensive* educational content on the market for red light therapy. More capital means more research being done and more content being created! Power to the people

Founders

Dr. Michael Belkowski, Founder & CEO



Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatments, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing high-quality, safe devices. Equally important, his main mission is to educate the masses on the countless wellness benefits of red light therapy and how anyone can properly utilize this healing technology to achieve effective, real results.

Team



	Dr. Mike Belkowski	Founder & CEO
	Nate Peterman	CMO
	Daniel Kiani	Head of Growth
	Dinesh Melwani	Strategy & Mentor
	Ankit Aggarwal	Strategy & Mentor
	Shawn Wells	Product Developer & Advisor
	David Horinek	Product Developer

Perks

$150	Beginner's bundle: BioLight sticker & Red Light Therapy Treatment Protocols eBook
$250	50% off Guardian device Beginner's

bundle

$500	Guardian device Beginner's bundle
$1,000	Shine device Beginner's bundle
$2,500	Guardian & Shine devices Early Bird Access to new BioLight products Beginner's bundle
$5,000	Guardian & Shine devices One-time 15% coupon code Early Bird Access Beginner's bundle
$10,000	Guardian & Shine devices 15% discount code for 6 months Premium Bundle: BioLight Yeti cup, BioLight sticker & Red Light Therapy Treatment Protocols eBook Early Bird Access
$25,000	Guardian, Shine & ReCharge+ devices One-time 20% discount code & Lifetime 5% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$75,000	Guardian, Shine & ReCharge+, ReStore+

devices One-time 25% discount code & Lifetime 10% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle

$150,000	Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 30% discount code & Lifetime 15% discount code Invited to attend BioLight committee meeting on semi-annual basis One ticket to exclusive Fireside Chat event Early Bird Access Premium bundle
$300,000	Two of each: Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 50% discount code & Lifetime 20% discount code Invited to attend BioLight committee meeting on quarterly basis Two tickets to exclusive Fireside Chat event, that will include high-profile biohackers and other health, wellness & longevity experts (along with other high-profile individuals) Early Bird Access Premium bundle

FAQ

What must I do to receive my equity or cash in the event of the

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account

conversion of my Crowd SAFE?

with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity

consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Do you have to wear eye protection? Is the light safe for pets?	Yes, we recommend wearing eye protection; all of our panels come with protective goggles. Not only is RLT safe for pets, but they will also benefit from red and NIR light and will likely receive a healthy, therapeutic dose. Pets have mitochondria too! Many times, cats and dogs will park themselves in front of their owner's panels and take naps — they seem to innately know that the light is beneficial for them.
What is the recommendation length of daily use for mitochondrial health and which device is best for this type of a treatment?	For general mitochondrial health, treating with RLT for about 10 - 15 minutes at 6 - 12" away from the panel most days of the week should lead to great results. The ReStore is a phenomenal choice for the full-body treatments. That way you get the systemic benefits and your mitochondria will thank you!

What is the difference between infrared saunas and red light therapy? Do they offer the same health benefits?

Is it quite easy to be misled into believing that infrared saunas & red light therapy (RLT) offer similar health benefits because they both incorporate "infrared" light. But that could not be farther from the truth.

First off, the type of infrared light utilized in either modality is completely different — RLT uses near-infrared light (NIR) & infrared saunas predominantly use mid- & far-infrared light.

The red & near-infrared (NIR) light of RLT helps reduce inflammation, improve circulation & optimize the health & function of the mitochondria in all of your cells. The last one is especially valuable because science definitively shows that our mitochondria ultimately dictates our overall health and longevity. Said another way, the healthier your mitochondria are, the more vitality you will have; the more dysfunctional & unhealthy your mitochondria are, the more health issues & diseases you will incur during your lifetime.

The mid- & far-infrared light of saunas do not have a direct effect

on the mitochondria like NIR light does. However, saunas are superior for detoxification, cardiovascular health, boosting growth hormone production & enhancing heat shock protein production, all of which are fantastic for building a robust health & wellness base, while also making you more resilient to becoming sick.

In essence, RLT & infrared saunas offer substantially differing health and wellness benefits &, thus, should not be compared or viewed under the lens of one being superior to the other. As always, it comes down to what your health & wellness goals are. Comparing RLT to infrared saunas is kind of like comparing apples & oranges. In my opinion, everyone should be utilizing both on a consistent basis for optimal health, wellness & longevity.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Company Name	BioLight
Logo	
Headline	Recharging the human battery with the power of red light therapy
Slides	
Tags	Household Goods, Companies, Coming Soon, B2B, Profitable, Bootstrapped, Supplements, B2C, Consumer Goods & Retail

Pitch text

Summary

- $1.3B+ light therapy market, w/ red light therapy showing most growth
- Red & NIR light = countless research-backed health & anti-aging benefits
- Leading-edge, patent-pending red light therapy devices & education
- $1.1M+ revenue in 2021, $445K+ thru April '22
- 100% organic marketing — ZERO paid ads
- 105K+ social media followers, 39K+ podcast downloads in its first year

Problem

80% of all modern diseases are tied to dysfunctional mitochondria

Modern life consists of people spending most of their waking hours indoors & surrounded by non-native, fake light (ie, fluorescent lights & blue-lit technology), which means our cells, specifically our **mitochondria**, are being perpetually deprived of nutrients normally derived from full-spectrum sunlight.



- Proper light exposure = robust, healthy mitochondria
- Inadequate light exposure = dysfunctional mitochondria

The world's leading mitochondrial researcher, Dr. Doug Wallace, has spent four decades researching mitochondria & proclaims that 80% of all modern diseases can be tied to mitochondrial dysfunction. Dr. Wallace also asserts that **aging itself is due to mitochondrial dysfunction**.

Solution

Mitochondrial health can be optimized w/ red light therapy

Red light therapy is an innovative technique that utilizes specific red and near-infrared (NIR) wavelengths from the light spectrum to **promote health, wellness & longevity**. These amazing benefits are achieved through *modulation of inflammation* in your body, *improving circulation* and *boosting energy levels* as a result of enhancing **the functioning of your mitochondria**.



The Solution

Personal Red & NIR Light Devices

©BioLight 2021. All Rights Reserved



Research-backed Benefits of Red Light Therapy

- Anti-inflammatory
- Anxiety, stress & depression
- Athletic performance
- Bone & joint health
- Brain & cognitive health
- Fat loss
- Hair health
- Heart health
- Immune system
- Oral health
- Pain
- Pet health
- Skin health
- Sleep
- Thyroid health
- Women's health
- Wound healing
- And MORE!!



People are becoming

more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives.

The number of people

looking to proactively optimize their health has **skyrocketed** due to COVID-19 and will only continue to increase as the education barrier decreases.

Why Now?

Product

Innovative, patent-pending red light therapy technology



In July '21, we released a ground-breaking RLT product to the market: the Guardian. The Guardian is the first red light therapy device of its kind, with **patent-pending technology** that implements <u>dual LEDs,</u> both red & near-infrared, in your mouth. Red light therapy can help you **maintain optimal oral hygiene** by modulating inflammation, improving circulation, and boosting the health and function of the mitochondria.







In August '21, we released our newest models of panels, which integrate patent-pending Dual LED technology. With dual LEDs, that means every single LED can be <u>both</u> red or NIR light. In comparison, all other panels on the market utilize LEDs that can produce red <u>or</u> NIR light — not both.

Dual LED Technology



Red   NIR   Red + NIR

Every LED can be red or NIR light!



With dual LEDs, you can be certain to have maximal coverage of the area you are treating versus sporadic light exposure from the various light patterns other panels have. Also, now that you have twice as many LEDs producing light (for all red or all NIR light settings), treatment sessions will be more efficient because your body will be absorbing more light energy at a given time.

Traction

Organic growth has led to $445K+ in 2022

The metrics shown here have been achieved with 100% organic marketing. We've been able to achieve our quick results via: word-of-mouth, superior internal marketing skills, a strong affiliate system, and being a clear leader in a rapidly-growing space.

In 2020, our revenue was $344K+. We scaled that to $1.1M+ in 2021 and $445K+ through April 2022.

YOY Gross Sales Growth, <u>2021 vs. 2022</u>



YOY Total Orders Growth, <u>2020 vs. 2021</u>



We have the **#1 red light therapy podcast** in the world, *The Red Light Report*, which has already cumulated **37K+ downloads** since its inception *only 1 year ago* in March 2021. There has been zero marketing of this podcast; again, all organic growth. This is yet another metric that demonstrates significant increasing interest and demand for red light therapy.

<u>Downloads of Podcast By Month</u>:



Growth of BioLight ⟶   Projected Growth of BioLight ⟶

2020	2021	2022

- Gross Sales: **$344k**

- 0 Patents

- 2 strategic partnerships

- 0 podcast downloads

- 1 new red light therapy product

- Gross Sales (thru July): **$523k**
  - Projected EOY: **$1.5 million**
- 2 Patents
  - 10 patents by EOY
- 15 Strategic partnerships w/ businesses
- 8,000 podcast downloads
  - Projected EOY: 30,000
- 4 new red light therapy products
- 4 new employees

- Gross Sales: **$7.5 million**
- 25 Patents
- 50 Strategic partnerships w/ businesses
- 100,00 podcast downloads
- 8 new red light therapy products
- Mobile application
- Q4 series A round

Customers

Clients include Sandra Kaufmann, Tim Shea, Camille Hyde and Lauren Davis

Red light therapy is an amazing health & wellness tool for humans across the life spectrum – especially for children dealing with endless immune issues and inflammatory conditions. Red light therapy can help mitigate and improve those conditions. We've established **strong brand partnerships with notable influencers** and are building a **strong social media presence** with users of our products.

Some BioLight Influencers



aimeesong
Message
10,009 posts 5.8m followers 1,046 following
Aimee Song
Entrepreneur
[Ah-Mee] rhymes with Mommy 송아미
New York Times Bestselling Author
Forbes 30 Under 30

brittneypalmer
Message
5,348 posts 1.2m followers 1,303 following
Brittney Palmer
Artist
Contemporary Artist @brittneypalmerart
@ufc Octagon Girl, Model, Host, Designer,
PR inquiries kristen@tribebuildermedia.com
linktr.ee/OfficialBrittneypalmer

clarecrawley
Message
1,004 posts 1m followers 787 following
Clare Crawley
Bachelorette 16
Co- owner @defactosalon
Soil + Sun loving health enthusiast

mwestmore
Message
1,375 posts 751k followers 1,099 following
McKenzie Westmore
Actor
Actress:Passions/Star Trek..
Host:Face Off
Beauty/Lifestyle/touch of Fitness Carrying family legacy w/@WestmoreBeauty
Vote WestmoreBeauty

chitoveraufc
Message
3,815 posts 549k followers 582 following
Marlon Chito Vera
Fighting is life

chrysti_ane
Message
860 posts 421k followers 419 following
CHRYSTI ANE
Arts & Entertainment
Mommy, Health, lifestyle, & a little badassery

Testimonials

"After an exhaustive review of the photobiomodulation research, I have gained a tremendous amount of respect and appreciation for this very complex science. Personally, I have been using the BioLight for several months to treat both my face and several sports injuries, and I can report fantastic results. I believe that BioLight therapy should be a mandatory adjunct to anyone's longevity and health protocols."

Sandra Kaufmann, MD
Author of "The Kaufmann Protocol"



Testimonials

"BioLight has become an incredible asset in my training regimen. It helps relieve my sore muscles and reduce inflammation after a tough day on the court. I find it has improved my recovery immensely!"

Lauren Davis
WTA Professional Tennis Player



Testimonials



"My BioLight is my new favorite wellness product! It keeps my complexion healthy and vibrant -- my skin has never been so healthy. I am so excited to experience the rest of the benefits that will occur from long-term use. I recommend that everyone try BioLight out and see for yourself!"

Camille Hyde
Actress

Testimonials



"I was recommended BioLight red light therapy to treat my recent elbow tendonitis and muscle sprain. I have to admit that I was a little skeptical as to how this machine could really help. I used the light on my injury 1x/day for three weeks. After about a week, I noticed some improvement. At this point, I started to believe it could really help. With daily use, my pain subsided and after three weeks there was major improvement. I have had similar injuries before -- I am a rock climber, climbing 3x/week and have been in pain and somewhat sidelined from similar injuries for as long as 5 - 6 months. I was surprised at how effective the BioLight device was. And it was super easy to use; seven-minute sessions, you can just sit and watch your favorite program. I am super happy with the results!"

Tim Shea
Athlete

Business Model

Moving into B2B and organization sales

BioLight currently accumulates revenue through 100% **direct sales** of red light therapy devices via **D2C.** Moving forward, we will make tactical, pragmatic efforts into **B2B** (medical spas, wellness clinics, sports performance) & **organization sales** (corporate, professional sports teams, etc.).

We have intentionally not engaged in any B2B sales or major partnerships due to the fact that we are fighting to keep up with our current demand. Increased funding will allow us to have a significant inventory, allowing us to pursue these new revenue generators.

Business Model



D2C Sales

Selling panels directly to consumers through our website

B2B Sales

Selling panels to medical practices, wellness clinics, med spas, etc..

Strategic Partnerships

Partnering with professional and collegiate sports teams to deliver the best red light panels to their players for peak performance and recovery

Our products range in price from $189 to $3.4K+.



Market

Alternative health & self-care

People are becoming more cognizant of the limitations of allopathic medicine (prescription meds and invasive surgeries) and are instead seeking out more effective, holistic alternatives. The **light therapy market size was recently valued at $1B+ in 2020** and is expected to **grow at a CAGR of 5.1% until 2027**.

Due to providing cutting-edge technology and establishing itself as a definitive leader in the red light therapy space, BioLight, along with founder + CEO Dr. Mike Belkowski, have been featured in countless press articles and podcast interviews.

Competition

Best value on the market

BioLight devices are engineered with the **most efficacious spectra of red & NIR light** (based on the highest-quality scientific research), **possess higher light power compared to the rest of the market** for superior light penetration depth, and have the **lowest EMF emissions & light-flicker on the market for unparalleled safety**. We currently have our competition beat in these sectors and we plan to continue adding to this list as more research emerges that justifies the superiority of our lights.



Best		BioLight	Joovv	MITO RED LIGHT	PLATINUM LED
BioLight	Light Irradiance	>150 mW/cm2	>100 mW/cm2	>125 mW/cm2	>124 mW/cm2
BioLight	EMF Emission	0.0 µT @ 4"	Not Listed	Not Listed	0.0 µT @ 4"
BioLight	Light Flicker	1 Hz	Not Listed	Not Listed	Not Listed
Everyone but Joovv	Warranty	3 Years	2 Years	3 Years	3 Years
BioLight	Customer Service	++	- -	+	-
Platinum LED	Price	$$	$$$$	$$	$
BioLight	Value	A+	D	C+	B

*lowest EMF based on available emission data from other company websites

Vision

Becoming the go-to for red light products

At BioLight, we believe everyone deserves the right to a life of optimal health, free of mitochondrial dysfunction. We envision a world where anyone can access the red & near-infrared light that their mitochondria are craving. We plan to accomplish this by boosting consumer awareness about their potential malillumination, scaling our production to meet current demand, and introducing new red light products onto the market.

Investors

Raising funds to support customer demand

BioLight has been **bootstrapped** prior to this round of funding. We are **raising $1M** to support meeting consumer demand, invest in marketing campaigns, and continue researching the effectiveness of red light therapy for a number of critical medical conditions.

Why We're Raising

Reason 1

We've got a bit of a dilemma here.. We've generated so much demand for our products (all without investing a dime in paid ads) that we are struggling to keep up inventory-wise. Everything is already on backorder, but if we continue doing business for 2-4 more months without a capital injection, business must come to a standstill for 6-8 weeks while we play catch-up ☹

Reason 2

With that being said, we also believe it's time for us to spread more awareness of all the amazing benefits of red light therapy, which could be achieved through (finally) investing in some paid growth campaigns.

Reason 3

BioLight has already distinguished itself by creating *the most robust, comprehensive* educational content on the market for red light therapy. More capital means more research being done and more content being created! Power to the people

Founders

Dr. Michael Belkowski, Founder & CEO



Dr. Mike Belkowski graduated from the University of Montana's Doctorate of Physical Therapy program in 2016. Months later, he started his own private outpatient practice, which is thriving today because of his holistic approach to physical therapy by integrating unique treatments, such as dry needling, cupping, blood flow restricting training, hyperbaric oxygen therapy and, of course, red light therapy. Impassioned to provide his patients with the most effective and efficacious treatments, Dr. Belkowski is bringing that same dedication and enthusiasm to the red light therapy industry by providing high-quality, safe devices. Equally important, his main mission is to educate the masses on the countless wellness benefits of red light therapy and how anyone can properly utilize this healing technology to achieve effective, real results.

Team



	Dr. Mike Belkowski	Founder & CEO
	Nate Peterman	CMO
	Daniel Kiani	Head of Growth
	Dinesh Melwani	Strategy & Mentor
	Ankit Aggarwal	Strategy & Mentor
	Shawn Wells	Product Developer & Advisor
	David Horinek	Product Developer

Perks

$150	Beginner's bundle: BioLight sticker & Red Light Therapy Treatment Protocols eBook
$250	50% off Guardian device Beginner's bundle
$500	Guardian device Beginner's bundle

$1,000	Shine device Beginner's bundle
$2,500	Guardian & Shine devices Early Bird Access to new BioLight products Beginner's bundle
$5,000	Guardian & Shine devices One-time 15% coupon code Early Bird Access Beginner's bundle
$10,000	Guardian & Shine devices 15% discount code for 6 months Premium Bundle: BioLight Yeti cup, BioLight sticker & Red Light Therapy Treatment Protocols eBook Early Bird Access
$25,000	Guardian, Shine & ReCharge+ devices One-time 20% discount code & Lifetime 5% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$75,000	Guardian, Shine & ReCharge+, ReStore+ devices One-time 25% discount code & Lifetime 10% discount code Access to purchase ticket for exclusive Firestone Chat event Early Bird Access Premium bundle
$150,000	Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 30% discount code & Lifetime 15% discount code Invited to attend BioLight committee meeting on semi-annual basis One ticket to exclusive Fireside Chat event Early Bird Access Premium bundle

$300,000	Two of each: Guardian, Shine, ReCharge+, ReStore+ & ReJuvenate devices One-time 50% discount code & Lifetime 20% discount code Invited to attend BioLight committee meeting on quarterly basis Two tickets to exclusive Fireside Chat event, that will include high-profile biohackers and other health, wellness & longevity experts (along with other high-profile individuals) Early Bird Access Premium bundle

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Do you have to wear eye protection? Is the light safe for pets?	Yes, we recommend wearing eye protection; all of our panels come with protective goggles. Not only is RLT safe for pets, but they will also benefit from red and NIR light and will likely receive a healthy, therapeutic dose. Pets have mitochondria too! Many times, cats and dogs will park themselves in front of their owner's panels and take naps — they seem to innately know that the light is beneficial for them.
What is the recommendation length of daily use for mitochondrial health and which device is best for this type of a treatment?	For general mitochondrial health, treating with RLT for about 10 - 15 minutes at 6 - 12" away from the panel most days of the week should lead to great results. The ReStore is a phenomenal choice for the full-body treatments. That way you get the systemic benefits and your mitochondria will thank you!
What is the difference between infrared saunas and red light therapy? Do they offer the same health benefits?	Is it quite easy to be misled into believing that infrared saunas & red light therapy (RLT) offer similar health benefits because they both incorporate "infrared" light. But that could not be farther from the truth. First off, the type of infrared light utilized in either modality is completely different — RLT uses near-infrared light (NIR) & infrared saunas predominantly use mid- & far-infrared light. The red & near-infrared (NIR) light of RLT helps reduce inflammation, improve

circulation & optimize the health & function of the mitochondria in all of your cells. The last one is especially valuable because science definitively shows that our mitochondria ultimately dictates our overall health and longevity. Said another way, the healthier your mitochondria are, the more vitality you will have; the more dysfunctional & unhealthy your mitochondria are, the more health issues & diseases you will incur during your lifetime.

The mid- & far-infrared light of saunas do not have a direct effect on the mitochondria like NIR light does. However, saunas are superior for detoxification, cardiovascular health, boosting growth hormone production & enhancing heat shock protein production, all of which are fantastic for building a robust health & wellness base, while also making you more resilient to becoming sick.

In essence, RLT & infrared saunas offer substantially differing health and wellness benefits &, thus, should not be compared or viewed under the lens of one being superior to the other. As always, it comes down to what your health & wellness goals are. Comparing RLT to infrared saunas is kind of like comparing apples & oranges. In my opinion, everyone should be utilizing both on a consistent basis for optimal health, wellness & longevity.

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